SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13D-2(A)

(Amendment No. 2)

Shamir Optical Industry Ltd.

(Name of Issuer)

Ordinary Shares, par value 0.01 NIS per share

(Title and Class of Securities)

M83683108

(CUSIP Number)

Essilor International

147, rue de Paris

94227 Charenton-le-Pont

France

Attention: Director for Legal Affairs

and Group Development

Copy to:

Linda Hesse

Jones Day

2, rue Saint-Florentin

75001 Paris

France

+33.1.56.59.39.39

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M83683108	13D	2

1	NAMES OF REPORTING PERSONS Essilor International
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,944,140.5
	8	SHARED VOTING POWER 0 (see Introduction and Item 5)
	9	SOLE DISPOSITIVE POWER 8,944,140.5
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,944,140.5 (see Introduction and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50%*
14	TYPE OF REPORTING PERSON CO

*	Based on 17,888,281 ordinary shares of the issuer outstanding on July 1, 2011.

CUSIP No. M83683108	13D	3

1	NAMES OF REPORTING PERSONS Essilor Israeli Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,944,140.5
	8	SHARED VOTING POWER 0 (see Introduction and Item 5)
	9	SOLE DISPOSITIVE POWER 8,944,140.5
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,944,140.5 (see Introduction and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50%*
14	TYPE OF REPORTING PERSON CO

*	Based on 17,888,281 ordinary shares of the issuer outstanding on July 1, 2011.

CUSIP No. M83683108	13D	4

Preliminary Statement.

This Amendment No. 2 to Schedule 13D (the “Amendment No. 2 to Schedule 13D”) is being filed to reflect the consummation of the Agreement and Plan of Merger, dated as of October 15, 2010 (the “Merger Agreement”), by and among Essilor International SA, a French société anonyme (“Essilor” or “Parent”), Shamrock Acquisition Sub Ltd. (“Merger Sub”), an Israeli company that was, prior to being absorbed as provided in the Merger Agreement, an indirect wholly-owned subsidiary of Essilor Israeli Holdings Ltd., itself a wholly-owned subsidiary of Parent (“Essilor Israeli Holdings”), and Shamir Optical Industry Ltd., an Israeli company (the “Company”), and the transactions contemplated thereby. Under the terms of the Merger Agreement, each outstanding ordinary share of the Company was to be converted into the right to receive $14.50 in cash, without interest and less any applicable withholding taxes, other than ordinary shares held, directly or indirectly, by Kibbutz Shamir A.C.S., an Israeli agricultural cooperative (the “Kibbutz”), Shamir Optica Holding Ltd., f/k/a Shamir Optica Holdings, A.C.S. (“Shamir Holding”), Essilor or Merger Sub and other than “dormant shares” as that term is defined under Israeli Companies Law.

In connection with the execution of the Merger Agreement, (i) Parent and Merger Sub entered into various Support Agreements (the “Support Agreements”) with certain shareholders (the “Support Shareholders”), and (ii) the Kibbutz, Shamir Holding and Parent entered into the Share Purchase and Subscription Agreement, dated as of October 15, 2010 (the “Share Purchase and Subscription Agreement”), providing for the purchase from the Kibbutz of ordinary shares of the Company (the “Company Shares”) and the subscription by the Parent for certain newly issued shares in Shamir Holding. The foregoing descriptions of the Merger Agreement, Support Agreements and Share Purchase and Subscription Agreement (the “Transaction Agreements”) are qualified in their entirety by the terms and conditions of the Merger Agreement, Support Agreements and Share Purchase and Subscription Agreement, which are filed as Exhibits 99.2 through 99.7 hereto, and are incorporated herein by reference.

On July 1, 2011, the merger and the related transactions as contemplated by the Transaction Agreements were consummated. Following the consummation of the merger and the related transactions, the Company became a direct wholly-owned subsidiary of Shamir Holding, and Parent (through Essilor Israeli Holdings) and the Kibbutz each beneficially owns 50% of all outstanding equity of Shamir Holding.

Item 1.	Security and Issuer.

The class of equity security to which this Amendment No. 2 to Schedule 13D relates is the Company Shares of the Company. The Company’s principal executive offices are located at the Kibbutz, Upper Galilee, 12135, Israel.

Item 2.	Identity and Background.

This Amendment No. 2 to Schedule 13D is being filed by the Parent and Essilor Israeli Holdings (the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Amendment No. 2 to Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons are filing this Amendment No. 2 to Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Amendment No. 2 to Schedule 13D. The Reporting Persons expressly disclaim that they have agreed to act as a group except as described herein.

CUSIP No. M83683108	13D	5

(a) – (c) The Parent is a French société anonyme with its principal executive offices located at 147 rue de Paris, 94220 Charenton-le-Pont, France. The Parent is a maker of ophthalmic products and supplies.

Essilor Israeli Holdings is a company organized under the laws of Israel and is a direct wholly-owned subsidiary of the Parent, with its principal executive offices located at 31 Hillel St., Jerusalem, Israel 91000. Essilor Israeli Holdings was formed for the specific purpose of holding the shares of Merger Sub (before it was absorbed pursuant to the Merger Agreement) and carrying out other transactions contemplated by the Merger Agreement.

Set forth in Schedule I to this Amendment No. 2 to Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of the Reporting Persons: (1) name; (2) business address; (3) principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (4) citizenship.

(d) – (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any person named on Schedule I, has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No changes are being made to the prior disclosure in the Schedule 13D/A filed by the Reporting Persons on December 1, 2010 that is being amended hereby.

Item 4.	Purpose of Transaction.

No changes are being made to the prior disclosure in the Schedule 13D/A filed by the Reporting Persons on December 1, 2010 that is being amended hereby.

In addition, except as otherwise disclosed in relation to the transactions now consummated, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person named on Schedule I, has current plans or proposals that would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of this Amendment No. 2 to Schedule 13D.

CUSIP No. M83683108	13D	6

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The Reporting Persons have joined in the filing of this Amendment No. 2 to Schedule 13D because Essilor Israeli Holdings is the Parent’s direct wholly-owned subsidiary and Essilor Israeli Holdings owns 50% of the shares of Shamir Holding, which in turn owns 100% of the Company Shares.

The number of Company Shares that may be deemed to be beneficially owned by the Reporting Persons with respect to which there is (i) sole voting power is 8,944,140.5, (ii) shared voting power is none, (iii) sole dispositive power is 8,944,140.5, and (iv) shared dispositive power is none.

The filing of this Amendment No. 2 to Schedule 13D by the Reporting Persons shall not be considered an admission that the Reporting Persons, for the purpose of Section 13(d) of the Act, are the beneficial owners of any of the shares of Company Shares covered in this report, and the Reporting Persons expressly disclaim such beneficial ownership.

To the knowledge of the Reporting Persons, none of the persons named on Schedule I beneficially owns or has power to dispose of any Company Shares.

(c) Except as part of the consummation of the transactions under the Merger Agreement and other Transaction Agreements, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, any person named in Schedule I, has effected any transaction in the Company Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 1, 4 and 5 of this Amendment No. 2 to Schedule 13D and the exhibits to this Amendment No. 2 to Schedule 13D are incorporated herein by reference.

Item 7.	Material to be Filed As Exhibits.

99.1	Joint Filing Agreement By and Among Reporting Persons.

99.2	Agreement and Plan of Merger, dated as of October 15, 2010, by and among the Parent, Merger Sub and the Company (incorporated by reference to Exhibit 99.2 to Schedule 13D filed by the Parent on October 25, 2010).

99.3	Support Agreement, dated as of October 15, 2010, by and among the Parent, Merger Sub and the Kibbutz and accepted and agreed by Shamir Holding (incorporated by reference to Exhibit 99.3 to Schedule 13D filed by the Parent on October 25, 2010).

99.4	Support Agreement, dated as of October 15, 2010, by and among the Parent, Merger Sub and Dan Katzman (incorporated by reference to Exhibit 99.4 to Schedule 13D filed by the Parent on October 25, 2010).

99.5	Support Agreement, dated as of October 15, 2010, by and among the Parent, Merger Sub and Haklaei Eyal Ha’Sharon ACS Ltd. (incorporated by reference to Exhibit 99.5 to Schedule 13D filed by the Parent on October 25, 2010).

99.6	Support Agreement, dated as of October 15, 2010, by and among the Parent, Merger Sub and Eyal Microwave Ltd. (incorporated by reference to Exhibit 99.6 to Schedule 13D filed by the Parent on October 25, 2010).

99.7	Share Purchase and Subscription Agreement, dated as of October 15, 2010, by and among Shamir Holding, Kibbutz and the Parent (incorporated by reference to Exhibit 99.7 to Schedule 13D filed by the Parent on October 25, 2010).

CUSIP No. M83683108	13D	7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2011

ESSILOR INTERNATIONAL

By:	/s/ Carol Xueref
Name:	Carol Xueref
Title:	Director for Legal Affairs and Group Development

ESSILOR ISRAELI HOLDINGS LTD.

By:	/s/ Carol Xueref
Name:	Carol Xueref
Title:	Director

CUSIP No. M83683108	13D	8

SCHEDULE I

Directors and Executive Officers of the Reporting Persons

Name	Business Address	Principal occupation or employment and address	Citizenship
Board of Directors of Essilor International

Xavier Fontanet	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Chairman, Essilor International	France

Hubert Sagnières	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Chief Executive Officer, Essilor International	France

Philippe Alfroid	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Retired 34, rue du Bac 75007 Paris France	France

Benoît Bazin	Saint-Gobain Les Miroirs 18, avenue d’Alsace 92096 Paris La Défense Cedex France	Vice President, Director, Building Distribution Sector	France

Yves Chevillote	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Retired 72 Blvd Malesherbes 75008 Paris France	France

Antoine Bernard de Saint-Affrique	Unilever	Executive Vice President 100 Victoria Embankment Blackfriars EC4P 4BQ London United Kingdom	France

Mireille Faugère	AP-HP 3, avenue Victoria 75184 Paris Cedex 04	Chief Executive Officer	France

CUSIP No. M83683108	13D	9

Name	Business Address	Principal occupation or employment and address	Citizenship
Yves Gillet	Valoptec	Director c/o ESSILOR ESPAÑA, S.A. C/Labastida s/n 28034 Madrid Spain	France

Yi He	Essilor China Holding Company Unit D2 20/F, 398 Huaihai Road (M) Shanghai - P.R.C. 200020, CHINA	CEO, Essilor China Holding Company	China

Bernard Hours	Danone	Co-Chief Operating Officer 17, Boulevard Haussmann 75009 Paris France Mailing address: 15, rue du Helder 75439 PARIS Cedex 09 France	France

Maurice Marchand-Tonel	European American Chamber of Commerce	Chairman of the European American Chamber of Commerce (France) Private address: 11, Avenue de Suffren 75007 Paris France	France

Aïcha Mokdahi	147, rue de Paris 94220 Charenton-le-Pont France	President, Valoptec	France

Olivier Pécoux	Rothschild et Cie 23 bis avenue de Messine 75008 Paris France	Managing Partner	France

Michel Rose	Lafarge S.A. 61, rue des Belles Feuilles 75782 Paris Cedex 16 France	Retired 13, rue du Gravier 60930 Bailleul sur Therain France	France

CUSIP No. M83683108	13D	10

Name	Business Address	Principal occupation or employment and address	Citizenship
Officers of Essilor International

Jean Carrier-Guillomet	147, rue de Paris, 94220 Charenton-le-Pont, France	President, Essilor of America	France

Patrick Cherrier	147, rue de Paris, 94220 Charenton-le-Pont, France	President, Asia Region	France

Bertrand Roy	147, rue de Paris, 94220 Charenton-le-Pont, France	Senior Vice President, Strategic Partnerships	France

Laurent Vacherot	147, rue de Paris, 94220 Charenton-le-Pont, France	Chief Operating Officer and Chief Financial Officer	France

Carol Xueref	147, rue de Paris, 94220 Charenton-le-Pont, France	Corporate Senior Vice President, Legal Affairs and Development	Great Britain

Paul du Saillant	147, rue de Paris, 94220 Charenton-le-Pont, France	Chief Operating Officer	France

Director of Essilor Israeli Holdings Ltd.

Carol Xueref	147, rue de Paris, 94220 Charenton-le-Pont, France	Corporate Senior Vice President, Legal Affairs and Development, Essilor International	Great Britain